Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Lance, Inc.:

We consent to the use of our report dated March 1, 2005, with respect to the consolidated balance sheets of Lance, Inc., and subsidiaries as of December 25, 2004 and December 27, 2003, and the related consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows for each of the fiscal years in the three-year period ended December 25, 2004, management’s assessment of the effectiveness of internal control over financial reporting as of December 25, 2004, and the effectiveness of internal control over financial reporting as of December 25, 2004, incorporated herein by reference.

/s/ KPMG LLP

Charlotte, North Carolina
April 29, 2005